SWAV ENTERPRISES LTD.

168 - 919 Centre Street NW

Calgary AB T2E 2P6

403-288-8103

March 26, 2008

VIA EDGAR AND FAX

United States Securities and Exchange Commission

100 F Street North East

Mail Stop 20549-0407

Washington, DC 20549

Attention:	Mara Ransom

Dear Sirs/Mesdames:

Re:	SWAV ENTERPRISES LTD.(the ”Company”)

Request for acceleration of effective date for Registration Statement

File Number 333-146748

In connection with the Company's Registration Statement (the “Registration Statement”), the Company hereby requests acceleration of the effective date of the Registration Statement to 10:00 AM EST Tuesday, April 1, 2008 or as soon thereafter as possible.

We acknowledge that:

(a)	should the Commission or the staff acting by delegated authority declare the Registration Statement effective, it does not foreclose the Commission from taking any action on the filing;
(b)

the action of the Commission or the staff acting by delegated authority in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the Registration Statement's disclosures; and

(c)

the Company may not assert the Commission's comments or the declaration of the Registration Statement's effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States' federal securities laws.

We also acknowledge that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in connection with the above filing.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

SWAV ENTERPRISES LTD.

Per: “Pui Shan Lam”

Pui Shan Lam

President and Chief Executive Officer

cc: Clark Wilson LLP
Attention: Larry Yen